August 4, 2017

James B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 4546 Washington, D.C. 20549

Re:	ProAssurance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 23, 2017
File No. 001-16533

Dear Mr. Rosenberg:
We are in receipt of your letter dated July 12, 2017 and appreciate your comments with respect to the Form 10-K of ProAssurance Corporation (the "Company") for the fiscal year ended December 31, 2016. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the matters outlined in your letter.
Our responses to your comments are listed below, in the sequence of the comments in your letter, with each comment reprinted prior to our response in order to aid your review. We are providing the information that you requested and where you have requested revised disclosure we have provided our proposed revision and identified the filing in which we intend to include the disclosure.
Notes to Consolidated Financial Statements
8. Reserve for Losses and Loss Adjustment Expenses, page 154

1.
Please tell us what consideration you gave to disclosing your methodologies for determining the presented amounts of IBNR liabilities and expected development on reported claims. Your general disclosure of the variety of actuarial techniques and methods used to estimate your reserves for losses and loss expenses, beginning on page 155, does not appear to clearly identify how IBNR is determined in relation to your total reserves and claims reserves. Also tell us your consideration of disclosing the methodologies for calculating the cumulative number of reported claims. Refer to ASC 944-40-50-4F.

Company Response:
ProAssurance does not directly project IBNR. ProAssurance calculates its IBNR liabilities by first projecting ultimate losses and then subtracting Case Reserves as of the evaluation date and paid losses to-date. As the Staff’s comment mentioned, detail of the methodologies of the ultimate loss reserve is included in the “Reserve for Losses and Loss Adjustment Expenses” Note to our Consolidated Financial Statements on the Form 10-K for the fiscal year ended December 31, 2016. In response to the Staff's comment, ProAssurance will include a disclosure similar to the following in the "Reserve for Losses and Loss Adjustment Expenses" Note to our Consolidated Financial Statements in future filings on Form 10-K:

“IBNR reserves represent an estimate, in the aggregate, of future development on losses that have been reported to ProAssurance plus an estimate of losses that have been incurred but not reported. IBNR reserves are not estimated directly, but are calculated by subtracting claim payments to-date and case reserves as of the evaluation date from the projected ultimate losses which are determined as described below.”
As for the Staff’s comment on ProAssurance’s methodologies for calculating the cumulative number of reported claims; a claim is counted as reported when the event is reported to the Company and accepted for coverage under the terms of our insurance contracts. There is no calculation involved other than counting the number of reported claims. The Company does not believe that unreported claims, even if potentially a liability, are intended to be included in the “Cumulative Number of Reported Claims” column. ProAssurance provides detail in the “Reserve for Losses and Loss Adjustment Expenses” Note to our Consolidated Financial Statements on the Form 10-K for the fiscal year ended December 31, 2016 as to when certain events under different coverage types becomes a liability. In response to the Staff's comment, ProAssurance will include a disclosure similar to the following in the "Reserve for Losses and Loss Adjustment Expenses" Note to our Consolidated Financial Statements in future filings on Form 10-K:
“The “Cumulative Number of Reported Claims” in the tables that follow includes the combined number of claims for an accident year and excludes projected unreported IBNR claims. A claim is considered reported when the Company becomes aware of and accepts it for coverage under the terms of its insurance contracts.”

2.
You disclose on page 157 that all information disclosed in the tables below is presented as supplementary information. ASC 944-40-50-4B appears to limit what is deemed supplementary information. Please clarify for us whether only information for periods prior to the most recent year is supplementary information.

Company Response:
The referenced tables included prior period information which in accordance with ASC 944-40-50-4B was deemed supplementary and labeled as “unaudited” accordingly. However, in response to the Staff's comment, ProAssurance will revise the following disclosure in the "Reserve for Losses and Loss Adjustment Expenses" Note to our Consolidated Financial Statements in future filings on Form 10-K:
"All information prior to the current period disclosed in the Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance, Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance and Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance tables that follow is presented as supplementary information."
Any questions regarding the above responses can be directed to me at (205) 802-4718.
Thank you for your attention to this filing and response.
Sincerely,
/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer